Filed by AngloGold Ashanti Limited
This communication is filed pursuant to
Rule 425 under the United States Securities Act of 1933
Subject Company: AngloGold Ashanti Limited
Commission File Number: 001-14846
Date: June 12, 2023

Set forth below is a table sent to shareholders of AngloGold Ashanti Limited on June 12, 2023, comparing selected provisions of the proposed articles of AngloGold Ashanti plc (as AngloGold Ashanti (UK) Limited is expected to be known following its re-registration as a public limited company) and the corresponding provisions of the articles of some of AngloGold Ashanti Limited’s North American listed peers.

 peer articles benchmarking  12 JUNE 2023

SELECT NORTH AMERICAN PEER BENCHMARKING

Categories	AGA [1]	Newmont	Barrick	Coeur Mining	Agnico Eagle	Kinross	Alamos Gold	Franco Nevada	Freeport-McMoRan
Incorporation jurisdiction	UK	US - Delaware	CA - British Columbia	US - Delaware	CA - Ontario	CA - Ontario	CA - Ontario	CA - Ontario	US - Delaware
Primary listing	NYSE	NYSE	TSX	NYSE	TSX	TSX	TSX	TSX	NYSE
Authorized share capital / Authority to allot	60% [2] (authority applies in aggregate for a period of five years)	61% [2] [3]	Unlimited	80% [2]	Unlimited	Unlimited	Unlimited	Unlimited	109% [2]
Pre-emption rights	Pursuant to the articles of association, the board is authorized to exclude pre-emptive rights for a period of five years up to the above authority to allot	None	None	None	None	None	None	None	None
Issuance of shares for cash	Shareholder approval is required for issuances of shares, or of securities convertible into or exercisable for shares, exceeding 20% of the outstanding shares (by number or voting power) in one or a series of transactions, subject to exceptions for • any public offering for cash; and • any other cash issuances at market value (other than issuances in connection with an acquisition, when the shares issued, combined with any other issuance in connection with the acquisition, exceed 20% by number or voting power)	Same as AGA	Shareholder approval is required for issuances of shares in private placements exceeding 25% of the outstanding shares (on a non-diluted basis), if the price per share is less than the market price (the "TSX 25% Rule for Private Placements")	Same as AGA	TSX 25% Rule for Private Placements applies	TSX 25% Rule for Private Placements applies	TSX 25% Rule for Private Placements applies	TSX 25% Rule for Private Placements applies	Same as AGA
Issuance of shares for acquisitions	Shareholder approval is required for issuances of shares, or of securities convertible into or exercisable for shares, exceeding 20% of the outstanding shares (by number or voting power) in one or a series of transactions	Same as AGA	Shareholder approval is required for issuances of shares exceeding 25% of the outstanding shares (on a non-diluted basis), if the shares issued are used as payment of the purchase price for an acquisition (the "TSX 25% Rule for Acquisitions")	Same as AGA	TSX 25% Rule for Acquisitions applies	TSX 25% Rule for Acquisitions applies	TSX 25% Rule for Acquisitions applies	TSX 25% Rule for Acquisitions applies	Same as AGA

2

(1) Upon implementation it is expected that the new holding company will be a foreign private issuer. As a foreign private issuer, the new holding company is not subject to the shareholder approval requirements in Rule 312.03 of the New York Stock Exchange's Listed Company Manual. It is proposed that the articles of the new holding company will provide that the company will comply with the requirements of Rule 312.03(c) as set out above
(2) Percentage representing the difference between the authorized share capital and issued share capital divided by the issued share capital
(3) Calculated based on the current authorized share capital of Newmont. Per Form 8-K filed on May 15, 2023, in connection with the contemplated merger between Newmont and Newcrest, Newmont shareholders will be asked to vote on a proposal to increase the authorized share capital from 1,280,000,000 shares currently, to an amount to be specified, up to 2,550,000,000 shares

Disclaimer Confidential NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer or invitation to buy, exchange or sell nor a solicitation of an offer to buy, exchange or sell any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission (the “SEC”).  ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction, a registration statement on Form F-4 under the Securities Act of 1933 will be filed with the SEC. Investors and shareholders are urged to read the registration statement when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding the proposed transaction and documents incorporated by reference at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders. AngloGold Ashanti